Filed by Micrel, Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:
Micrel, Incorporated
(Commission File No. 001-34020)

May 7, 2015

Dear Valued Micrel Supplier,

Today Microchip Technology announced the signing of a definitive agreement to acquire Micrel.  The transaction is subject to the approval of shareholders of Micrel, regulatory approvals and customary closing conditions. We expect the transaction to close early in the third calendar quarter of 2015.

Microchip is a leading provider of embedded control solutions through our Microcontroller, Mixed-Signal, Analog, Flash IP solutions and Memory product lines. This acquisition adds Micrel’s strong portfolio of Linear & Power Management products, LAN solutions and Timing & Communications products to Microchip.

For now, and until the transaction closes, it will be business as usual for our supply chain partners.  We look forward to working closely with you after the transaction is completed and request that you continue to do business using your existing contacts and processes currently in place with Micrel.

Best Regards,

Steve Sanghi	Ray Zinn
President and CEO	President and CEO
Microchip Technology Incorporated	Micrel Inc.

Cautionary Statement:
Statements about the expected timing, completion and effects of the proposed transaction, and other statements in this letter that are not historical facts, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to the actual timing of the closing of the acquisition, the satisfaction of the conditions to closing in the acquisition agreement, any termination of the acquisition agreement, the effect of the acquisition on Microchip’s and Micrel’s existing relationships with customers and vendors and their operating results and businesses; the costs and outcome of any litigation involving Microchip, Micrel or the acquisition transaction; general economic, industry or political conditions in the U.S. or internationally; and the risks described from time to time in SEC reports including filings on Forms 10-K, 10-Q and 8-K. You can obtain copies of such Forms 10-K, 10-Q and 8-K and other relevant documents for free, as applicable, at Microchip’s website (www.microchip.com), at Micrel’s website (www.micrel.com), the SEC's website (www.sec.gov) or from commercial document retrieval services. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date such statements are made. We do not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after the date hereof.

Additional Information and Where to Find It

Microchip will file a Registration Statement on Form S-4 that will include a proxy statement of Micrel in connection with the acquisition transaction.  Investors and security holders are urged to read this document when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov.  Microchip, Micrel and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Micrel in connection with the acquisition transaction.  Information regarding the special interests of these directors and executive officers in the transaction will be included in the proxy statement/prospectus described

Letter to Suppliers – Page 2

above.  Additional information regarding the directors and executive officers of Microchip is also included in Microchip's proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on July18, 2014.  Additional information regarding the directors and executive officers of Micrel is also included in Micrel’s Annual Report on Form 10/A, which was filed with the SEC on April 24, 2015.  These documents are available free of charge at the SEC's web site at www.sec.gov and as described above.